WANDEL & GOLTERMANN TECHNOLOGIES, INC.

                               1030 Swabia Court
               Research Triangle Park, North Carolina 27709-3585

                                                                    July , 1998



To the Shareholders of Wandel & Goltermann Technologies, Inc.:


     On behalf of the Board of Directors of Wandel & Goltermann Technologies, Inc. (the "Company"), it is my pleasure to invite you to attend a Special Meeting of Shareholders of the Company (the "Special Meeting") to be held on
August , 1998 at 10:00 a.m. local time, at             .


     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 28, 1998, among the Company, Wandel & Goltermann Management Holding GmbH ("WG Holding") and WG Merger Corp., a wholly-owned subsidiary of WG Holding, pursuant to which, (i) WG Merger Corp. will be merged with and into the Company, (ii) each outstanding share of the common stock of WG Merger Corp. will be converted into one outstanding share of the common stock of the Company and (iii) each share of the Company's outstanding common stock (the "Common Stock") (other than shares owned by WG Holding and shares held by dissenting shareholders) will be converted into the right to receive $15.90 in cash (the "Merger"). A copy of the Merger Agreement is included as Appendix A to the accompanying Proxy Statement. As a result of the Merger, WG Holding will acquire all of the outstanding shares of Common Stock not already owned by WG Holding, and the public shareholders of the Company will no longer have an equity interest in the Company.

     A special committee of directors of the Company (the "Special Committee"), consisting of two directors who are neither employees of the Company nor employees or directors of WG Holding or WG Merger Corp., has reviewed and considered the terms of the Merger Agreement and the Merger and has recommended that the Board of Directors approve the Merger Agreement. In addition, The Robinson-Humphrey Company, LLC ("Robinson-Humphrey"), the Special Committee's financial advisor in connection with the Merger, has rendered its opinion that the cash merger consideration of $15.90 per share is fair, from a financial point of view, to the shareholders of the Company (other than WG Holding). The written opinion of Robinson-Humphrey, dated March 28, 1998, is attached as Appendix B to the accompanying Proxy Statement and should be read carefully and in its entirety by the shareholders. The Board of Directors has unanimously approved the Merger Agreement and believes that the terms of the Merger are in the best interests of the Company and its shareholders and fair to the Company's public shareholders. On behalf of the Board of Directors, I recommend that you vote FOR approval of the Merger Agreement.


     Completion of the Merger is subject to certain conditions, including approval of the Merger Agreement by the holders of a majority the outstanding Common Stock. WG Holding, which owns approximately 62% of the outstanding Common Stock, has advised the Company that it intends to vote its shares of Common Stock in favor of the Merger Agreement, which will assure approval of the Merger Agreement at the Special Meeting. The Merger is expected to be completed promptly after the Special Meeting, provided all of such conditions have been satisfied or waived by the parties.


     The enclosed Notice of Meeting and Proxy Statement provide you with a summary of the Merger and additional information about the parties involved and their interests in the Merger. I encourage you to read and consider carefully the information contained in the Proxy Statement.

     Whether or not you plan to attend the meeting, you are urged to complete, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the meeting. If you attend the Special Meeting, you may revoke your proxy and vote in person if you choose, even if you have returned your proxy card.

                                        Sincerely,



                                        GERRY CHASTELET
                                        President and Chief Executive Officer